Pampa Energía, an independent company with active participation in Argentina’s electricity and gas value chain, announces the results for the six-month period and quarter ended on June 30, 2022.

Buenos Aires, August 11, 2022

Stock information

Share capital net of repurchases and reductions,
as of August 10, 2022:

1,383.6 million common
shares/55.3 million ADS

Market capitalization:
AR$387.4 billion/
US$1,339 million

Information about the videoconference

Date and time: Friday, August 12 10 AM Eastern Standard Time
11 AM Buenos Aires Time

Access link:
bit.ly/Pampa2Q22VC

For further information about Pampa

• Email:

investor@pampaenergia.com

• Website for investors:

ri.pampaenergia.com/en

• Argentina’s Securities and Exchange Commission:

www.argentina.gob.ar/cnv

• Securities and Exchange Commission:

sec.gov

Basis of presentation

Pampa’s financial information adopts US$ as functional currency, expressed in AR$ at transactional FX. However, our affiliates, Transener and TGS, report in local currency. Hence, their figures are adjusted by inflation as of June 30, 2022, except for previous periods already reported.

Main results from the quarter[1]

34% year-on-year increase in sales, recording US$462 million[2] in Q2 22, explained by higher volumes and prices for gas, petrochemical products, legacy and Energía Plus energy, partially offset by the end of PPAs at CTLL’s ST and CTP.

Excellent operating performance, led by 38% year-on-year growth in gas production under Plan Gas.Ar, followed by increases in reforming products and thermal generation.

Pampa's main operational KPIs		Q2 22	Q2 21	Variation
Power	Generation (GWh)	4,477	3,808	+18%
	Gross margin (US$/MWh)	22.1	35.0	-37%

Hydrocarbon	Production (k boe/day)	64,6	47,7	+35%
	Gas over total production	92%	90%	+2%
	Average gas price (US$/MBTU)	4.4	3.9	+14%
	Average oil price (US$/bbl)	72.6	57.7	+26%

Petrochemicals	Volume sold (k ton)	91	76	+19%
	Average price (US$/ton)	1,739	1,285	+35%

6% year-on-year rise in the adjusted EBITDA[3], recording US$255 million in Q2 22, explained by increases of 39% in oil and gas, 19% in petrochemicals and 20% in holding and others, offset by an 18% decrease in power generation.

Profit attributable to the Company’s shareholders of US$66 million, 39% lower than Q2 21, mainly due to losses from holding financial securities and PPE impairment in the oil and gas segment, offset by a lower income tax charge and the better operating margin.

Net debt grew to US$902 million, with a net leverage ratio of 1.3x.

[1] The information is based on FS prepared according to IFRS in force in Argentina. Only continuing operations are considered.

[2] It does not include sales from the affiliates Greenwind, CTBSA, Transener and TGS, which at our ownership account for US$98 million. Under IFRS, they are not consolidated in Pampa, thus shown as ‘Results for participation in joint businesses and associates.’

[3] Consolidated adjusted EBITDA represents the results before financial results, income tax, depreciations and amortizations, extraordinary and non-cash income and expense, equity income and other adjustments from the IFRS implementation, and includes affiliates’ EBITDA at our ownership. For further information, see section 3 of this Earnings release.

Pampa Energía ● Q2 22 Earning release ● 1

Pampa Energía ● Q2 22 Earning release ● 2

1.	Relevant events
1.1	Exchange offer for notes maturing in 2023

On June 16, 2022, Pampa announced an offer to exchange its 7.375% US$500 million FV notes due July 2023 (the ‘2023 Notes’). The offer was amended on July 18, 2022 and for each US$1,000 FV to be exchanged, the following mutually exclusive options were offered:

•	Option A: cash (30% of the total amount tendered and accepted for exchange, evenly distributed among holders choosing Option A), and the balance in 9.5% notes, amortizing in three consecutive annual installments starting in 2024 and maturing in December 2026 (the ‘2026 Notes’), weighted at a 1.02 exchange ratio; or
•	Option B: US$1,030 in 2026 Notes.

The exchange offer expired on July 29, and US$407.1 million representing 81.4% of the 2023 Notes were tendered and accepted for exchange as per the following breakdown:

•	US$193.8 million under Option A: for each US$1,000 FV of 2023 Notes, they receive approximately US$630.2 in cash and US$377.2 in 2026 Notes; and
•	US$213.3 million under Option B: for each US$1,000 FV of 2023 Notes, they receive US$1,030 in 2026 Notes.

Consequently, on August 8, 2022 US$122.1 million was paid in cash, and 2026 Notes were issued for a US$292.8 million FV.

The exchange strengthens the Company’s debt profile and equity structure, strategically focusing the use of capital on organically expanding Pampa’s core businesses: increasing the production and development of unconventional gas reserves and continuing to add efficient power generation. Thus, the Company contributes to the country through local production and a lower carbon footprint and enabling savings in foreign currency reserves.

1.2	Authorization to export gas to Chile

In August 2022, the SE cleared Pampa’s requests to export gas to Chile on a take-or-pay basis for a maximum volume of 1.5 million m3/day between October 1, 2022 and May 1, 2023.

1.3	Power generation segment

Amendment to CTEB’s expansion project

On July 1, 2022, CTBSA and the SACDE-Techint joint venture amended the construction agreement, by which CTBSA would recognize an US$8 million compensation to said joint venture on account of term and cost variations.

Technical problem in one of the gas turbines at CTLL

On June 23, 2022, a technical problem occurred at the LDLATG05 gas turbine. Jointly with the turbine manufacturer GE, Pampa performed the necessary works to dismantle and repair the failure. Moreover, Pampa is making all filings required before the insurance companies to collect the compensation for the sustained damages and minimize losses related to the breach of availability commitments.

Pampa Energía ● Q2 22 Earning release ● 3

2.	Financial highlights
2.1	Consolidated balance sheet
Figures in million	As of 6.30.2022		As of 12.31.2021
	AR$	US$ FX 125.23	AR$	US$ FX 102.72
ASSETS
Property, plant and equipment	213,941	1,708	170,390	1,659
Intangible assets	5,732	46	3,956	39
Right-of-use assets	1,070	9	1,231	12
Deferred tax asset	26,073	208	8,675	84
Investments in joint ventures and associates	109,591	875	79,500	774
Financial assets at amortized cost	12,585	100	10,821	105
Financial assets at fair value through profit and loss	3,654	29	2,998	29
Other assets	69	1	61	1
Trade and other receivables	3,284	26	3,379	33
Total non-current assets	375,999	3,002	281,011	2,736

Inventories	21,590	172	15,888	155
Financial assets at amortized cost	1,276	10	537	5
Financial assets at fair value through profit and loss	56,428	451	47,026	458
Derivative financial instruments	172	1	16	0
Trade and other receivables	59,654	476	40,892	398
Cash and cash equivalents	13,172	105	11,283	110
Total current assets	152,292	1,216	115,642	1,126

Assets classified as held for sale	1,544	12	-	-

Total assets	529,835	4,231	396,653	3,861

EQUITY
Equity attributable to owners of the company	250,953	2,004	183,431	1,786

Non-controlling interest	968	8	609	6

Total equity	251,921	2,012	184,040	1,792

LIABILITIES
Investments in joint ventures	424	3	386	4
Provisions	17,758	142	14,444	141
Income tax and presumed minimum income tax liabilities	26,405	211	19,287	188
Defined benefit plans	3,210	26	2,419	24
Borrowings	175,046	1,398	139,630	1,359
Other payables	1,894	15	1,340	13
Total non-current liabilities	224,737	1,795	177,506	1,728

Provisions	594	5	560	5
Income tax liabilities	10,256	82	2,098	20
Taxes payables	4,499	36	2,314	23
Defined benefit plans	403	3	515	5
Salaries and social security payable	2,411	19	2,876	28
Derivative financial instruments	-	-	18	0
Borrowings	8,746	70	8,165	79
Trade and other payables	26,268	210	18,561	181
Total current liabilities	53,177	425	35,107	342

Total liabilities	277,914	2,219	212,613	2,070

Total liabilities and equity	529,835	4,231	396,653	3,861

Pampa Energía ● Q2 22 Earning release ● 4

2.2	Consolidated income statement

	First half				Second quarter
Figures in million	2022		2021		2022		2021
	AR$	US$	AR$	US$	AR$	US$	AR$	US$
Sales revenue	99,523	874	61,211	667	55,512	462	32,576	346
Cost of sales	(61,259)	(543)	(35,343)	(386)	(34,872)	(295)	(18,990)	(201)

Gross profit	38,264	331	25,868	281	20,640	167	13,586	145

Selling expenses	(3,358)	(30)	(1,083)	(12)	(1,438)	(11)	(541)	(5)
Administrative expenses	(7,326)	(63)	(4,043)	(44)	(3,797)	(31)	(2,027)	(21)
Exploration expenses	(15)	-	(44)	-	(7)	-	(37)	-
Other operating income	4,357	36	4,846	50	3,057	25	3,870	39
Other operating expenses	(2,632)	(23)	(3,831)	(42)	(964)	(8)	(781)	(9)
Impairment of financial assets	(519)	(4)	(196)	(2)	(392)	(3)	(93)	(1)
Impairment of PPE, int. assets & inventories	(4,384)	(35)	(172)	(2)	(4,375)	(35)	(172)	(2)
Results for part. in joint businesses & associates	6,861	57	3,101	34	4,179	32	875	8

Operating income	31,248	269	24,446	263	16,903	136	14,680	154

Financial income	450	5	337	3	204	2	172	1
Financial costs	(8,794)	(78)	(7,841)	(86)	(4,599)	(39)	(3,855)	(41)
Other financial results	(4,170)	(35)	2,931	29	(3,881)	(33)	4,992	53
Financial results, net	(12,514)	(108)	(4,573)	(54)	(8,276)	(70)	1,309	13

Profit before tax	18,734	161	19,873	209	8,627	66	15,989	167

Income tax	(29)	6	(6,106)	(64)	(376)	1	(5,391)	(56)

Net income for continuing operations	18,705	167	13,767	145	8,251	67	10,598	111

Net income (loss) from discontinued operations	-	-	(7,129)	(75)	-	-	(7,654)	(80)

Net income (loss) for the period	18,705	167	6,638	70	8,251	67	2,944	31
Attributable to the owners of the Company	18,469	165	9,773	103	8,165	66	6,621	70
Continuing operations	18,469	165	13,499	142	8,165	66	10,349	108
Discontinued operations	-	(0)	(3,726)	(39)	-	-	(3,728)	(38)
Attributable to the non-controlling interests	236	2	(3,135)	(33)	86	1	(3,677)	(39)

Net income (loss) per share to shareholders	13.37	0.12	6.84	0.07	5.91	0.05	4.68	0.05
From continuing operations	13.37	0.12	9.45	0.10	5.91	0.05	7.32	0.08
From discontinued operations	-	(0.0001)	(2.61)	(0.03)	-	-	(2.64)	(0.03)

Net income (loss) per ADR to shareholders	334.34	2.99	171.10	1.80	147.85	1.20	117.09	1.24
From continuing operations	334.34	2.99	236.33	2.49	147.85	1.20	183.02	1.92
From discontinued operations	-	(0.003)	(65.23)	(0.69)	-	-	(65.93)	(0.67)

Average outstanding common shares[1]	1,381		1,428		1,381		1,414
Outstanding shares by the end of period[1]	1,380		1,395		1,380		1,395

Note: 1 It includes shares from the Employee stock-based compensation plan, which as of June 30, 2022 and 2021 amounted to 3.9 million common shares.

Pampa Energía ● Q2 22 Earning release ● 5

2.3	Cash and financial borrowings
As of June 30, 2022, in US$ million	Cash[1]		Financial debt		Net debt
	Consolidated in FS	Ownership adjusted	Consolidated in FS	Ownership adjusted	Consolidated in FS	Ownership adjusted

Power generation	516	513	543	543	27	31
Petrochemicals	-	-	-	-	-	-
Holding and others	0	0	-	-	(0)	(0)
Oil and gas	50	49	924	924	875	875
Total under IFRS/Restricted Group	566	562	1,468	1,468	902	905
Affiliates at O/S2	91	91	319	319	228	228
Total with affiliates	657	654	1,787	1,787	1,129	1,133

Note: Financial debt includes accrued interest. 1 It includes cash and cash equivalents, financial assets at fair value with changing results, and investments at amortized cost. 2 Under IFRS, the affiliates Greenwind, CTBSA, Transener and TGS are not consolidated in Pampa.

Debt transactions

Pampa’s financial debt at the consolidated level under IFRS slightly increased to US$1,468 million as of June 30, 2022 (+US$29 million vs. the end of 2021). In terms of net debt, it increased by US$36 million, reaching US$902 million. The average interest rate for US$-bearing indebtedness was 7.8%, in which 96.7% of the Company’s gross debt is denominated, mainly at a fixed rate. AR$ indebtedness’s average interest rate was 47.7%. Pampa’s consolidated financial debt averaged 3.9 years.

The chart below shows principal maturity profile, net of repurchases, in US$ million by the end of Q2 22:

Note: It only considers Pampa consolidated under IFRS; it does not include affiliates TGS, Transener, Greenwind and CTBSA.

In Q2 22, Pampa paid borrowings for US$3.9 million and entered net bank calls for AR$1,391 million. After the quarter’s closing, Pampa exchanged US$407.1 million FV of 2023 Notes for US$122.1 million in cash, plus the issuance of 2026 Notes for US$292,8 million FV[4]. Moreover, Pampa undertook net borrowings for AR$7,125 million and issued Series XI CB for AR$21,655 million at Badlar Privada variable interest rate plus 0%, maturing in 18 months[5].

Regarding our affiliates, in Q2 22 Transener paid loans for AR$83 million, and Greenwind paid US$5.2 million under the credit facility executed with IDB Invest. Moreover, CTBSA paid US$33.2 million of the syndicated loan and issued Series VI CB in US$-link for US$25 million at 0% nominal annual rate maturing in 36 months, and Series VII CB for AR$1,754 million at a variable rate of Badlar Privada plus 2.98% maturing in 18 months. After the closing of Q2 22, CTBSA paid US$4 million of the syndicated loan, and Transener settled borrowings for AR$28 million.

[4] For further information, see section 1.1 of this Earnings release.

[5] AR$12,691 million were issued on July 15, 2022. On August 8, 2022 the series was extended, further issuing AR$8,964 million.

Pampa Energía ● Q2 22 Earning release ● 6

As of this Earnings release issuance, the Company complies with the covenants established in its debt agreements.

Summary of debt securities

Company In million	Security	Maturity	Amount issued	Amount net of repurchases	Coupon
In US$
Pampa	CB Series T at discount & fixed rate[2]	2023	500	93	7.375%
	CB Series IX at par & fixed rate[3]	2026	293	293	9.5%
	CB Series I at discount & fixed rate	2027	750	636	7.5%
	CB Series III at discount & fixed rate	2029	300	293	9.125%
TGS[1]	CB at discount at fixed rate	2025	500	470	6.75%

In US$-link
CTEB[1]	CB Series I	2023	43	43	4%
	CB Series IV	2024	96	96	0%
	CB Series VI	2025	25	25	0%

In AR$
Pampa	CB Series VIII (Green Bond)	2023	3,107	3,107	Badlar Privada +2%
	CB Series XI3	2024	21,655	21,655	Badlar Privada +0%
CTEB[1]	CB Series VII	2023	1,754	1,754	Badlar Privada +2.98%

In UVA
CTEB[1]	CB Series II	2024	65	65	4%

Note: 1 According to IFRS, affiliates are not consolidated in Pampa’s FS. 2 Outstanding amount after exchange offer detailed in section 1.1 of this Earnings Release. 3 Securities issued after Q2 22’s closing.

Credit rating

The following table shows the Pampa Group’s ratings:

Company	Agency	Rating
		Global	Local
Pampa	S&P	b-[1]	na
	Moody's	Caa3	na
	FitchRatings[2]	B-	AA (long-term) A1+ (short-term)
TGS	S&P	CCC+	na
	Moody's	Caa3	na
Transener	FitchRatings[2]	na	A+ (long-term)
CTEB	FitchRatings[2]	na	A+

Note: 1 Stand-alone rating. 2 Local ratings issued by FIX SCR.

Pampa Energía ● Q2 22 Earning release ● 7

3.	Analysis of the Q2 22 results

Breakdown by segment Figures in US$ million	Q2 22			Q2 21			Variation
	Sales	Adjusted EBITDA	Net Income	Sales	Adjusted EBITDA	Net Income	Sales	Adjusted EBITDA	Net Income

Power generation	165	99	(18)	167	121	66	-1%	-18%	NA
Oil and Gas	165	102	52	107	73	30	+54%	+39%	+73%
Petrochemicals	158	19	14	99	16	7	+60%	+19%	+100%
Holding and Others	5	35	19	5	29	5	-	+22%	+280%
Eliminations	(31)	(1)	(1)	(32)	-	-	-3%	NA	NA

Total continuing operations	462	253	66	346	239	108	+34%	+6%	-39%

Note: Net income attributable to the Company’s shareholders.

3.1	Reconciliation of consolidated adjusted EBITDA
Reconciliation of adjusted EBITDA, in US$ million	First half		Second quarter
	2022	2021	2022	2021
Consolidated operating income	269	263	136	154
Consolidated depreciations and amortizations	106	91	56	48
EBITDA	375	354	192	202

Adjustments from generation segment	11	14	9	12
Deletion of equity income	(34)	(14)	(12)	(3)
Deletion of PPE's impairment	-	2	-	2
Deletion of provision recovery of PEPE IV bond	-	(13)	-	(13)
Deletion of gain from commercial interests	(7)	(12)	(3)	(6)
Deletion of provision in outages	6	8	6	8
Deletion of PPE activation in operating expenses	11	-	7	-
Greenwind's EBITDA adjusted by ownership	6	5	3	3
CTBSA's EBITDA adjusted by ownership	29	37	8	21
Adjustments from oil and gas segment	29	12	29	(1)
Deletion of PPE & inventories' impairment	29	-	29	-
Deletion of gain from commercial interests	(0)	(2)	(0)	(1)
Deletion of provision for environmental remediation	-	14	-	-
Adjustments from petrochemicals segment	(0)	(0)	(0)	(0)
Deletion of gain from commercial interests	(0)	(0)	(0)	(0)
Adjustments from holding & others segment	63	60	24	26
Deletion of equity income	(23)	(20)	(20)	(5)
Deletion of gain from commercial interests	(1)	0	(1)	(0)
Deletion of contigencies provision	-	13	-	-
Deletion of intangible assets' impairment	6	-	6	-
TGS's EBITDA adjusted by ownership	71	59	31	27
Transener's EBITDA adjusted by ownership	9	8	7	4

Consolidated adjusted EBITDA, continuing op.	478	440	253	239
At our ownership	477	439	253	238

Pampa Energía ● Q2 22 Earning release ● 8

3.2	Analysis of the power generation segment

Power generation segment, consolidated Figures in US$ million	First half			Second quarter
	2022	2021	∆%	2022	2021	∆%
Sales revenue	331	328	+1%	165	167	-1%
Cost of sales	(184)	(171)	+8%	(100)	(92)	+9%

Gross profit	147	157	-6%	65	75	-13%

Selling expenses	(1)	(1)	-	-	(1)	-100%
Administrative expenses	(19)	(13)	+46%	(10)	(6)	+67%
Other operating income	7	26	-73%	3	20	-85%
Other operating expenses	(2)	(2)	-	(1)	(1)	-
Impairment of PPE	-	(2)	-100%	-	(2)	-100%
Results for participation in joint businesses	34	14	+143%	12	3	+300%

Operating income	166	179	-7%	69	88	-22%

Finance income	1	1	-	-	-	NA
Finance costs	(27)	(22)	+23%	(14)	(10)	+40%
Other financial results	(42)	13	NA	(51)	30	NA
Financial results, net	(68)	(8)	NA	(65)	20	NA

Profit (loss) before tax	98	171	-43%	4	108	-96%

Income tax	(17)	(55)	-69%	(21)	(39)	-46%

Net income (loss) for the period	81	116	-30%	(17)	69	NA
Attributable to owners of the Company	79	113	-30%	(18)	66	NA
Attributable to non-controlling interests	2	3	-33%	1	3	-70%

Adjusted EBITDA	220	236	-7%	99	121	-18%
Adjusted EBITDA at our share ownership	219	235	-7%	98	120	-18%

Increases in PPE	30	4	NA	20	3	NA
Depreciation and amortization	43	43	-	21	21	-

In Q2 22, the slight year-on-year decrease in sales is mainly explained by the PPA maturity at CTLL’s ST and CTP, which currently are remunerated as legacy energy from November 1 and July 15, 2021, respectively. Moreover, revenues from fuel decreased because gas was sold to distribution utilities as they hold priority during peak season under Plan Gas.Ar. It is worth mentioning that this revenue only applies for PPA under Energía Plus and SEE Res. No. 287/17, and also affects the cost of sales due to gas purchases to our E&P. The fuel for our remaining thermal units is provided by CAMMESA, not accruing revenues or costs.

These effects were partially offset by higher volumes and prices sold under Energía Plus (higher industrial demand, besides outages in Q2 21) and increases in the legacy energy[6], despite AR$ nominal depreciation and the retroactive adjustment as of February 2021 accrued in Q2 21. Therefore, the power capacity remuneration was US$4.3 thousand/MW-month for our thermal legacy units (+35% vs. Q2 21) and US$2.2 thousand/MW-month for our hydros (+5% vs. Q2 21). Legacy energy comprises 74% of the 4,970 MW operated by Pampa[7], though it represented 32% of the segment’s sales in Q2 22.

In operating terms, in Q2 22 the power generation operated by Pampa increased by 18% vs. Q2 21, above nationwide’s generation growth (+1%) and national demand (+6%). Because of seasonal demand, there was higher dispatch with liquid fuel at CPB, CTEB and CTIW (+377 GWh) and higher gas fired-generation at CTLL and CTGEBA (+336 GWh). Mind that CTGEBA was affected by outages in Q2 21. Moreover, we reached higher natural resources both at the Mendoza hydros (+21 GWh) and the wind farms (+12 GWh), partially offset by lower water input at HPPL (-75 GWh). Moreover, we reached higher natural resources both at the Mendoza hydros (+21 GWh) and the wind farms (+12 GWh), partially offset by lower water input at HPPL (-75 GWh).

[6] 30% remuneration increase and permanent elimination of utilization factor as of Feb-22, plus an additional 10% increase in Jun-22.

[7] Under IFRS, CTEB (567 MW) and PEMC (100 MW) are affiliates; their results are not consolidated in the FS, but they are operated by Pampa and their EBITDA at our equity stake are included in Pampa’s adjusted EBITDA.

Pampa Energía ● Q2 22 Earning release ● 9

In Q2 22, the power generation units operated by Pampa recorded an improved availability rate compared to Q2 21, reaching an average availability rate of 97.8% (+195 basis points vs. 95.8% in Q2 21), mainly due to the technical problem at CTG and CTGEBA Plus units in Q2 21, partially offset by certain outages at CPB in Q2 22. Particularly, thermal units recorded an availability of 97.3% in Q2 22 (+274 basis points vs. 94.6% recorded in Q2 21).

Power generation's key performance indicators	2022				2021				Variation
	Hydro	Wind	Thermal	Total	Hydro	Wind	Thermal	Total	Hydro	Wind	Thermal	Total
Installed capacity (MW)	938	206	3,826	4,970	938	206	3,811	4,955	-	-	+0%	+0%
New capacity (%)	-	100%	28%	26%	-	100%	48%	41%	-	-	-21%	-16%
Market share (%)	2.2%	0.5%	8.9%	11.6%	2.2%	0.5%	9.0%	11.7%	-0%	-0%	-0%	-0%

Semester
Net generation (GWh)	596	442	8,331	9,369	662	407	7,183	8,251	-10%	+9%	+16%	+14%
Volume sold (GWh)	596	456	8,905	9,956	661	422	7,582	8,665	-10%	+8%	+17%	+15%

Average price (US$/MWh)	28	69	41	41	23	70	49	48	+19%	-1%	-18%	-15%
Average gross margin (US$/MWh)	10	58	25	26	9	59	33	32	+2%	-0%	-24%	-21%

Second quarter
Net generation (GWh)	224	215	4,038	4,477	278	204	3,326	3,808	-20%	+6%	+21%	+18%
Volume sold (GWh)	224	221	4,302	4,747	280	208	3,512	4,000	-20%	+6%	+22%	+19%

Average price (US$/MWh)	33	70	39	40	31	70	55	54	+7%	-1%	-29%	-26%
Average gross margin (US$/MWh)	8	60	21	22	12	60	35	35	-39%	-0%	-41%	-37%

Note: Gross margin before amortization and depreciation. It includes CTEB and PEMC, operated by Pampa (50% of equity stake).

Q2 22 net operating costs, excluding depreciation and amortizations, increased by 47% vs. Q2 21, mainly explained by the provision recovery of the PEPE IV surety bond (US$13 million) in Q2 21, whereas in Q2 22, PPE impairments were charged for certain legacy units and increased domestic costs because inflation outpaced the AR$ devaluation. Lower proprietary gas volume consumptions partially offset these effects[8], despite the higher unit cost. In addition, there were repair expenses in Q2 22 and Q2 21 due to the technical problems at CTLL and CTGEBA, respectively.

The Q2 22 financial results reached a net loss of US$65 million, against a net gain of US$20 million in Q2 21, mainly due to losses from holding financial securities in Q2 22 (while in Q2 21 we accrued profit).

In Q2 22, our power generation’s adjusted EBITDA amounted to US$99 million (-18% vs. Q2 21, mainly explained by the end of PPAs at CTLL’s ST, CTP and CTEB[9], and to a lower extent, the US$ increase in AR$-nominated expenses, partially offset by the rise in Energía Plus and legacy thermal energy sales, both price and volume. In addition, the EBITDA considers our proportional 50% stake in CTEB (CTBSA) (US$8 million in Q2 22 vs. US$21 million in Q2 21) and a 50% stake in PEMC (Greenwind) (US$3 million in both quarters). The adjusted EBITDA excludes the provision recovery, expenses resulting from technical problems, PPE impairments charged as operating expenses in Q2 22 and the recognition of commercial interests from delayed receivables, mostly from CAMMESA.

Finally, capital expenditures, excluding CTEB and PEMC, increased by US$17 million vs. Q2 21, reaching US$20 million in Q2 22, mainly explained by PEPE III’s expansion project.

[8] 1.7 million m3/day in Q2 22 vs. 2.1 million m3/day in Q2 21.

[9] Priced as legacy energy from April 27, 2022.

Pampa Energía ● Q2 22 Earning release ● 10

Project	MW	Marketing	Currency	Awarded price			Estimated capex in US$ million[1]		Date of commissioning
				Capacity per MW-month	Variable per MWh	Total per MWh	Budget	% Executed @6/30/22
Thermal
Loma de la Lata	15	SE Res. No. 238/22	AR$	498,069 - 788,609(2)	597	1,478	22	91%	August 3, 2021
Closing to CCGT Ensenada	280	PPA for 10 years	US$	23,962	10.5	43	233	82%	Q4 2022 (est.)

Renewable
Pampa Energía III	81	MAT ER	US$	na	na	58(3)	128	14%	Q2 2023 (est.)

Note: 1 Amounts without value-added tax. 2 It considers the HMRT additional remuneration. 3 Estimated average.

3.3	Analysis of the oil and gas segment
Oil & gas segment, consolidated Figures in US$ million	First half			Second quarter
	2022	2021	∆%	2022	2021	∆%
Sales revenue	302	186	+62%	165	107	+54%
Cost of sales	(163)	(115)	+42%	(91)	(63)	+44%

Gross profit	139	71	+96%	74	44	+68%

Selling expenses	(21)	(5)	NA	(7)	(1)	NA
Administrative expenses	(28)	(20)	+40%	(14)	(10)	+40%
Other operating income	24	23	+4%	20	19	+5%
Other operating expenses	(16)	(20)	-20%	(4)	(4)	-
Impairment of financial assets	(1)	(1)	-	(1)	-	NA
Impairment of PPE and inventories	(29)	-	NA	(29)	-	NA

Operating income (loss)	68	48	+42%	39	48	-19%

Finance income	1	2	-50%	-	1	-100%
Finance costs	(43)	(62)	-31%	(19)	(30)	-37%
Other financial results	(5)	(3)	+67%	7	18	-61%
Financial results, net	(47)	(63)	-25%	(12)	(11)	+9%

Profit (loss) before tax	21	(15)	NA	27	37	-27%

Income tax	27	10	+170%	25	(7)	NA

Net income (loss) for the period	48	(5)	NA	52	30	+73%

Adjusted EBITDA	158	106	+49%	102	73	+39%

Increases in PPE and right-of-use assets	148	84	+76%	85	55	+55%
Depreciation and amortization	61	46	+33%	34	26	+31%

In Q2 22, our oil and gas sales increased by 54% vs. Q2 21, mainly explained by increased gas production under Plan Gas.Ar, gas exports to Chile and higher sales of gas to the industrial segment and oil to the domestic market (both in terms of volume and price). Lower exported oil volumes partially offset these effects but accrued at higher prices than the domestic market.

In operating terms, in Q2 22 total production reached 64.6 kboe/day (+35% vs. Q2 21 and +12% vs. Q1 22). Gas production reached new historical highs, recording 10.1 million m3/day (+38% vs. Q2 21 and +14% vs. Q1 22), mainly explained by higher volumes under Plan Gas.Ar and exports to Chile, added to the limited production due to roadblocks in the Province of Neuquén in Q2 21. Analyzing by block, significant production growth was recorded at El Mangrullo, reaching 7.3 million m3/day (+46% vs. Q2 21 and 19% vs. Q1 22), comprising 72% of our total gas output. A significant production increase was also registered at Río Neuquén and Sierra Chata (2.1 million m3/day in Q2 22: +43% vs. Q2 21, similar to Q1 22). These increases were partially offset by the lower activity and the natural decline at Rincón del Mangrullo (0.4 million m3/day in Q2 22: -37% vs. Q2 21 and -7% vs. Q1 22).

Pampa Energía ● Q2 22 Earning release ● 11

Our gas price was US$4.4/MBTU in Q2 22 (+14% vs. Q2 21), mainly because export prices were higher than the domestic market and increased industrial/spot prices due to peak demand during the winter season.

Our gas deliveries were allocated as follows: 48% to the residential segment due to the winter period priority under Plan Gas.Ar, 21% to the industrial/spot market, 21% as raw material by our thermal power units[10] and our petrochemicals plants, and 10% was exported. Instead, in Q2 21 41% of our gas deliveries supplied the residential segment, 33% was fired at our thermal and petrochemicals plants, 23% was sold to the industrial/spot market, 3% was sold directly to CAMMESA, and no exports were recorded.

Oil production reached 5.1 kbbl/day in Q2 22 (+10% vs. Q2 21 and similar to Q1 22), mainly explained by the rise in domestic demand, offset by lower exports. Production increased at Los Blancos, Río Neuquén and Gobernador Ayala (+0.5 kbbl/day vs. Q2 21). Moreover, 78% of the volume sold in Q2 22 was placed in the domestic market (vs. 62% in Q2 21). Our average oil price in Q2 22 increased by 26% vs. Q2 21, to US$72.6/barrel, mainly explained by the rise of Brent but moderated by local prices.

By the end of Q2 22, we accounted for 896 productive wells vs. 884 as of December 31, 2021.

Oil and gas' key performance indicators	2022			2021			Variation
	Oil	Gas	Total	Oil	Gas	Total	Oil	Gas	Total
Semester
Volume
Production
In thousand m3/day	0.8	9,519		0.7	7,028		+16%	+35%	+34%
In million cubic feet/day		336			248
In thousand boe/day	5.1	56.0	61.1	4.4	41.4	45.8
Sales
In thousand m3/day	0.8	9,606		0.6	7,125		+27%	+35%	+34%
In million cubic feet/day		339			252
In thousand boe/day	4.9	56.5	61.5	3.9	41.9	45.8

Average Price
In US$/bbl	70.7			56.8			+25%	+19%
In US$/MBTU		4.0			3.4

Second quarter
Volume
Production
In thousand m3/day	0.8	10,118		0.7	7,332		+10%	+38%	+35%
In million cubic feet/day		357			259
In thousand boe/day	5.1	59.6	64.6	4.6	43.2	47.7
Sales
In thousand m3/day	0.7	10,227		0.7	7,421		+3%	+38%	+35%
In million cubic feet/day		361			262
In thousand boe/day	4.7	60.2	64.9	4.5	43.7	48.2

Average Price
In US$/bbl	72.6			57.7			+26%	+14%
In US$/MBTU		4.4			3.9

Note: Net production in Argentina. Gas volume is standardized at 9,300 kilocalories (kCal).

Net operating costs in Q2 22, excluding depreciation, amortization, and Plan Gas.Ar’s compensation, increased by 64% vs. Q2 21, mainly because of increased expenses related to the higher activity (maintenance and contractors), more royalties and levies from higher volume and prices sold, and increased exported gas transportation expenses in Q2 22, besides higher AR$-nominated costs, which outpaced the AR$ devaluation. However, these variations were partially offset by the increase in oil stock, exported in July 2022. On the other hand, net operating costs were similar to Q1 22: the growing gas activity and royalties associated with higher prices, partially offset by lower transportation expenses for exported gas. Lifting cost reached US$6.1/boe produced in Q2 22 (+20% vs. Q2 21 and +5% vs. Q1 22).

The impairment of PPE and inventories of US$29 million recorded in Q2 22 is due to the strategic replanning of activities at the Rincón del Mangrullo block, thus recategorizing reserves as contingent resources.

[10] Energía Plus and SEE Res. No. 287/17.

Pampa Energía ● Q2 22 Earning release ● 12

In Q2 22, financial results reached a net loss of US$12 million, similar to Q2 21, mainly due to lower gains from holding financial securities, offset by lesser financial interests because of the lower stock of debt allocated to the segment.

Our oil and gas adjusted EBITDA amounted to US$102 million in Q2 22 (+39% vs. Q2 21), mainly explained by the increased deliveries under Plan Gas.Ar, gas exports to Chile and better gas prices due to higher gas demand from industrial customers and domestic oil markets. These effects were partially offset by higher expenses related to the growing gas activity and transportation, added to the US$ increase in AR$-nominated costs, which outpaced the AR$ devaluation.

Finally, the segment’s capital expenditures amounted to US$85 million in Q2 22 vs. US$55 million in Q2 21, mainly explained by higher commitments under Plan Gas.Ar.

3.4	Analysis of the petrochemicals segment
Petrochemicals segment, consolidated Figures in US$ million	First half			Second quarter
	2022	2021	∆%	2022	2021	∆%
Sales revenue	284	202	+41%	158	99	+60%
Cost of sales	(250)	(160)	+56%	(134)	(78)	+72%

Gross profit	34	42	-19%	24	21	+14%

Selling expenses	(8)	(6)	+33%	(4)	(3)	+33%
Administrative expenses	(2)	(2)	-	(1)	(1)	-
Other operating expenses	(1)	(2)	-50%	(1)	(2)	-50%

Operating income (loss)	23	32	-28%	18	15	+20%

Finance costs	(1)	(1)	-	-	-	NA
Other financial results	-	(3)	-100%	(1)	(2)	-50%
Financial results, net	(1)	(4)	-75%	(1)	(2)	-50%

Profit (loss) before tax	22	28	-21%	17	13	+31%

Income tax	(3)	(10)	-70%	(3)	(6)	-50%

Net income (loss) for the period	19	18	+6%	14	7	+100%

Adjusted EBITDA	25	34	-27%	19	16	+19%

Increases in PPE	2	4	-50%	2	3	-33%
Depreciation and amortization	2	2	-	1	1	-

The petrochemicals segment’s adjusted EBITDA grew by 19% year-on-year, reaching US$19 million in Q2 22, mainly explained by the higher reforming products’ spread and sold volumes, as well as growing domestic demand for polystyrene. However, these effects were partially offset by higher costs of raw materials (driven by international reference prices) and, to a lesser extent, the increase in the winter gas unit cost and AR$-nominated expenses (which outpaced the AR$ devaluation). Quarter-on-quarter, adjusted EBITDA increased by US$13 million, mainly explained by the higher spread of all products, offset by the higher gas cost due to seasonality.

Total volume sold increased by 19% vs. Q2 21, mainly explained by the increased domestic demand for octane bases (associated with the fuel consumption recovery) and polystyrene (due to the pandemic’s second wave impact in Q2 21), in addition to higher gasoline exports (partially offset by lower domestic sales). Moreover, in Q2 22, 3 thousand tons of gasoline were dispatched as toll processing, which was not recorded as volume sold.

Pampa Energía ● Q2 22 Earning release ● 13

Petrochemicals' key performance indicators	Products			Total
	Styrene & polystyrene[1]	SBR	Reforming
Semester
Volume sold 6M22 (thousand ton)	56	24	103	182
Volume sold 6M21 (thousand ton)	53	24	97	175
Variation 6M22 vs. 6M21	+5%	-4%	+6%	+4%

Average price 6M22 (US$/ton)	2,106	2,197	1,118	1,561
Average price 6M21 (US$/ton)	1,743	1,722	690	1,153
Variation 6M22 vs. 6M21	+21%	+28%	+62%	+35%

Second quarter
Volume sold Q2 22 (thousand ton)	28	13	50	91
Volume sold Q2 21 (thousand ton)	24	12	40	76
Variation Q2 22 vs. Q2 21	+17%	+4%	+25%	+19%

Average price Q2 22 (US$/ton)	2,296	2,322	1,272	1,739
Average price Q2 21 (US$/ton)	1,919	1,860	725	1,285
Variation Q2 22 vs. Q2 21	+20%	+25%	+76%	+35%

Note: 1 Includes Propylene.

In Q2 22, financial results reached a net loss of US$1 million (US$1 million improvement vs. Q2 21), mainly explained by lower losses from the commodities hedge.

Capital expenditures reached US$2 million in Q2 22, against US$3 million in Q2 21.

Pampa Energía ● Q2 22 Earning release ● 14

3.5	Analysis of the holding and others segment
Holding and others segment, consolidated Figures in US$ million	First half			Second quarter
	2022	2021	∆%	2022	2021	∆%
Sales revenue	12	11	+9%	5	5	-

Gross profit	12	11	+9%	5	5	-

Administrative expenses	(14)	(9)	+56%	(6)	(4)	+50%
Other operating income	5	1	NA	2	-	NA
Other operating expenses	(4)	(18)	-78%	(2)	(2)	-
Impairment of financial assets	(3)	(1)	+200%	(2)	(1)	+100%
Impairment of intangible assets	(6)	-	NA	(6)	-	NA
Results for participation in joint businesses	23	20	+15%	20	5	+300%

Operating income (loss)	13	4	+225%	11	3	+267%

Finance income	6	-	NA	3	-	NA
Finance costs	(10)	(1)	NA	(7)	(1)	NA
Other financial results	12	22	-45%	12	7	+71%
Financial results, net	8	21	-62%	8	6	+33%

Profit (loss) before tax	21	25	-16%	19	9	+111%

Income tax	(1)	(9)	-89%	-	(4)	-100%

Net income for the period	20	16	+25%	19	5	+280%

Adjusted EBITDA	76	64	+18%	35	29	+22%

Increases in PPE and intangible assets	2	1	+36%	1	1	-17%
Depreciation and amortization	-	-	NA	-	-	NA

In the holding and others segment, without considering the equity income from affiliates (Transener and TGS), recorded a US$9 million operating loss (+US$7 million vs. Q2 21), mainly explained by the impairment of intangible assets in Q2 22, added to higher AR$-nominated expenses (outpacing the AR$ devaluation).

In Q2 22, a US$2 million improvement was recorded in the financial results compared to Q2 21, reaching a net gain of US$8 million, mainly due to higher profits over the passive monetary position in AR$ due to higher devaluation, partially offset by higher tax interests.

The adjusted EBITDA of our holding and others segment increased by 20%, recording US$36 million in Q2 22. The adjusted EBITDA excludes the equity income from our participation in TGS and Transener. In turn, it adds the EBITDA adjusted by equity ownership in these businesses.

The EBITDA adjusted by our direct and indirect ownership of 29.3% and 29.0% in TGS were US$31 million (US$107 million at 100%) in Q2 22 vs. US$27 million (US$93 million at 100%) in Q2 21. The growth in the total adjusted EBITDA was mainly due to increases in international and local ethane prices, turnover in natural gas transportation and conditioning services in Vaca Muerta, and regulated revenues due to the 60% tariff adjustment in March 2022. However, these effects were partially offset by the higher US$ unit cost of gas, which is used to replace thermal reduction at Cerri Complex Plant (offset in turn by a lower consumption), lower propane and butane export volumes, and a reduced ethane dispatch to Dow Chemical as a result of the programmed maintenance in PBB Polisur.

In Transener, the EBITDA adjusted by our indirect stake ownership of 26.3% amounted to US$7 million in Q2 22 (US$27 million at 100%) vs. US$4 million in Q2 21 (US$14 million at 100%), mainly due to the tariff update in May 2022, retroactive to February 2022 (67% and 69% for Transener and Transba, respectively).

Pampa Energía ● Q2 22 Earning release ● 15

3.6	Analysis of the six-month period, by subsidiary and segment
Subsidiary In US$ million	First half 2022				First half 2021
	% Pampa	Adjusted EBITDA	Net debt[2]	Net income[3]	% Pampa	Adjusted EBITDA	Net debt[2]	Net income[3]

Power generation segment
Diamante	61.0%	2	(0)	2	61.0%	3	(2)	2
Los Nihuiles	52.0%	0	(0)	3	52.0%	0	(12)	4

Greenwind		11	65	1		10	73	(5)
Non-controlling stake adjustment		(6)	(32)	(0)		(5)	(36)	2
Subtotal Greenwind adjusted by ownership	50.0%	6	32	0	50.0%	5	36	(2)

CTBSA		58	223	67		75	221	32
Non-controlling stake adjustment		(29)	(111)	(33)		(37)	(110)	(16)
Subtotal CTBSA adjusted by ownership	50.0%	29	111	33	50.0%	37	110	16

Pampa stand-alone, other companies, adjs. & deletions[1]	100.0%	182	27	41	100%	190	181	93
Subtotal power generation		220	171	79		236	314	113

Oil & gas segment
Pampa stand-alone, other companies, adjs. & deletions[1]	#REF!	158	875	48	#REF!	106	915	(5)
Subtotal oil & gas		158	875	48		106	915	(5)

Petrochemicals segment
Pampa Energía	100.0%	25	-	19	100.0%	34	-	18
Subtotal petrochemicals		25	-	19		34	-	18

Holding & others segment
Transener		36	(11)	13		31	3	(14)
Non-controlling stake adjustment		(26)	8	(9)		(23)	(2)	11
Subtotal Transener adjusted by ownership	26.3%	9	(3)	3	26.3%	8	1	(4)

TGS		244	296	119		205	404	81
Non-controlling stake adjustment		(173)	(210)	(84)		(146)	(287)	(57)
Subtotal TGS adjusted by ownership	29.3%	71	87	35	29.0%	59	117	23

Pampa stand-alone, other companies, adjs. & deletions[1]	100.0%	(5)	(0)	(18)	100%	(3)	(41)	(4)
Subtotal holding & others		76	84	20		64	77	16

Deletions	100%	(1)	(228)	(1)	100%	-	(265)	-
Total consolidated from continuing operations		478	902	165		440	1,042	142
At our share ownership		477	1,133	165		439	1,313	142

Note: 1 The deletions correspond to other companies or inter-companies or debt repurchases. 2 Net debt includes holding companies.
3 Attributable to the Company’s shareholders

Pampa Energía ● Q2 22 Earning release ● 16

3.7	Analysis of the quarter, by subsidiary and segment
Subsidiary In US$ million	Q2 22				Q2 21
	% Pampa	Adjusted EBITDA	Net debt[2]	Net income[3]	% Pampa	Adjusted EBITDA	Net debt[2]	Net income[3]

Power generation segment
Diamante	61.0%	1	(0)	1	61.0%	2	(2)	1
Los Nihuiles	52.0%	0	(0)	1	52.0%	(0)	(12)	4

Greenwind		5	65	0		5	73	(5)
Non-controlling stake adjustment		(3)	(32)	(0)		(3)	(36)	2
Subtotal Greenwind adjusted by ownership	50.0%	3	32	0	50.0%	3	36	(2)

CTBSA		16	223	23		42	221	11
Non-controlling stake adjustment		(8)	(111)	(12)		(21)	(110)	(6)
Subtotal CTBSA adjusted by ownership	50.0%	8	111	12	50.0%	21	110	6

Pampa stand-alone, other companies, adjs. & deletions[1]	100.0%	87	27	(31)	100%	96	181	58
Subtotal power generation		99	171	(18)		121	314	66

Oil & gas segment
Pampa stand-alone, other companies, adjs. & deletions[1]	#REF!	102	875	52	#REF!	73	915	30
Subtotal oil & gas		102	875	52		73	915	30

Petrochemicals segment
Pampa Energía	100.0%	19	-	14	100.0%	16	-	7
Subtotal petrochemicals		19	-	14		16	-	7

Holding & others segment
Transener		27	(11)	12		14	3	(19)
Non-controlling stake adjustment		(20)	8	(9)		(10)	(2)	14
Subtotal Transener adjusted by ownership	26.3%	7	(3)	3	26.3%	4	1	(5)

TGS		107	296	45		93	404	38
Non-controlling stake adjustment		(76)	(210)	(32)		(66)	(287)	(27)
Subtotal TGS adjusted by ownership	29.3%	31	87	13	29.0%	27	117	11

Pampa stand-alone, other companies, adjs. & deletions[1]	100.0%	(4)	(0)	3	100%	(2)	(41)	(1)
Subtotal holding & others		35	84	19		29	77	5

Deletions	100%	(1)	(228)	(1)	100%	-	(265)	-
Total consolidated from continuing operations		253	902	66		239	1,042	108
At our share ownership		253	1,133	66		238	1,313	108

Note: 1 The deletions correspond to other companies or inter-companies or debt repurchases. 2 Net debt includes holding companies.
3 Attributable to the Company’s shareholders

Pampa Energía ● Q2 22 Earning release ● 17

4.	Appendix
4.1	Power generation’s main operational KPIs

Note: Gross margin before amortization and depreciation. 1 Operated by Pampa (50% of equity stake).

Pampa Energía ● Q2 22 Earning release ● 18

4.2	Oil and gas production in the main areas

In kboe/day at ownership	Semester			Second quarter
	2022	2021	Variation	2022	2021	Variation
Gas
El Mangrullo	39.7	28.4	+39%	43.1	29.4	+46%
Río Neuquén	8.8	5.6	+57%	8.9	6.4	+39%
Sierra Chata	4.2	2.7	+56%	4.2	2.7	+54%
Rincón del Mangrullo[1]	2.2	3.5	-36%	2.1	3.4	-37%
Others	1.1	1.2	-3%	1.2	1.2	-0%
Total gas at O/S	56.0	41.4	+35%	59.6	43.2	+38%

Oil
El Tordillo[2]	2.6	2.4	+8%	2.5	2.5	+0%
Gobernador Ayala	1.0	0.9	+10%	1.0	0.9	+8%
Associated oil[3]	1.0	0.8	+17%	1.0	0.8	+16%
Others	0.5	0.2	+113%	0.5	0.3	+91%
Total oil at O/S	5.1	4.4	+16%	5.1	4.6	+10%

Total	61.1	45.8	+34%	64.6	47.7	+35%

Note: Production in Argentina. 1 It doesn’t include shale formation. 2 It includes La Tapera - Puesto Quiroga block. 3 From gas fields.

5.	Glossary of terms
Term	Definition
6M 22-6M 21	First six months of 2022/First six months of 2021
ADR/ADS	American Depositary Receipts
AR$	Argentine Pesos
Bbl	Barrel
Boe	Barrels of oil equivalent
CAMMESA	Compañía Administradora del Mercado Eléctrico Mayorista S.A. (Argentine Wholesale Electricity Market Clearing Company)
CB	Corporate Bonds
CC	Combined Cycle
CPB	Piedra Buena Thermal Power Plant
CTBSA	CT Barragán S.A.
CTEB	Ensenada Barragán Thermal Power Plant
CTG	Güemes Thermal Power Plant
CTGEBA	Genelba Thermal Power Plant
CTIW	Ingeniero White Thermal Power Plant
CTLL	Loma De la Lata Thermal Power Plant
CTP	Piquirenda Thermal Power Plant
CTPP	Parque Pilar Thermal Power Plant
E&P	Exploration and Production
EBITDA	Earnings before interest, tax, depreciation and amortization
EcoEnergía	EcoEnergía Co-Generation Power Plant
Energía Plus	Energía Plus Program, SE Res. No. 1,281/06
FS	Financial Statements
FV	Face value
FX	Nominal exchange rate
Pampa Energía ● Q2 22 Earning release ● 19

GE	General Electric
Greenwind	Greenwind S.A.
GWh	Gigawatt-hour
HIDISA	Diamante Hydro Power Plant
HINISA	Los Nihuiles Hydro Power Plant
HMRT	Horas de Alto Requerimiento Térmico del Mes (Hours of the month with a high thermal demand)
HPPL	Pichi Picún Leufú Hydro Power Plant
IDB Invest	Inter-American Development Bank Invest (former Inter-American Investment Corporation - IIC)
IFRS	International Financial Reporting Standards
Kbbl/kboe	Thousands of barrels/thousands of barrels of oil equivalent
M3	Cubic meters
MAT ER	Term Market from Renewable Energy Sources
MBTU	Million British Thermal Units
MW/MWh	Megawatt/Megawatt-hora
N.a.	Not applicable
Pampa / The Company	Pampa Energía S.A.
Pampa Group	Pampa Energía S.A. and its subsidiaries
PEMC	Ingeniero Mario Cebreiro Wind Farm
PEPE	Pampa Energía Wind Farm
Plan Gas.Ar	Argentine Natural Gas Production Promotion Program – 2020 – 2024 Supply and Demand Scheme (DNU No. 892/20 and supplementary regulations)
PPA	Power Purchase Agreement
PPE	Property, Plant and Equipment
Q1 22/Q1 21	First quarter of 2022/First quarter of 2021
Q2 22/Q2 21	Second quarter of 2022/Second quarter of 2021
Res.	Resolution/Resolutions
SACDE-Techint Joint Ventures	Unión Transitoria de Empresas Sociedad Argentina de Construcción y Desarrollo Estratégico S.A. y Techint Compañía Técnica Internacional S.A.C.E I.
SE	Secretariat of Energy
SEE	Under Secretariat of Electric Energy (former Secretariat of Electric Energy)
ST	Steam turbine
TGS	Transportadora de Gas del Sur S.A.
Ton	Metric ton
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
US$	U.S. Dollars
UVA	Unidad de Valor Adquisitivo (Acquisitive Value Units)